Ecopetrol announces changes in senior management

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) informs that, the following changes will be made in its senior management:

Alejandro Arango, who has been serving as Corporate Vice President of Human Talent, presented his voluntary resignation from the position, which was accepted as of January 18, 2024. Dr. Victoria Irene Sepúlveda, current Leadership and Development Manager, will be in charge of this Vice Presidency from January 19, 2024 until the date in which a new appointment for the position is made.

Fernán Ignacio Bejarano, current Legal Vice President, will carry out his duties until January 31st, 2024. Dr. Rodolfo Mario García Paredes, current Manager of New Business and Corporate Legal Consulting, will be in charge of this Vice Presidency from February 1, 2024 until the date in which a new appointment for the position is made.

Pedro Manrique Gutiérrez, who served as Commercial and Marketing Vice President, will retire on January 19, 2024. Dr. Felipe Trujillo López, current Product and Petrochemical Manager, will be in charge of this Vice Presidency from January 20, 2024 until the date in which a new appointment for the position is made.

Ecopetrol S.A. expresses its gratitude to doctors Alejandro Arango, Fernán Bejarano and Pedro Manrique for their valuable management, their contributions to the milestones achieved by Ecopetrol and wishes them much success in their new professional affairs.

Bogota D.C., January 16, 2024

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Ecopetrol is the largest company in Colombia and one of the main integrated energy companies in the American continent with more than 18,000 employees. In Colombia, it is responsible for more than 60% of the hydrocarbon production of most transportation, logistics, and hydrocarbon refining systems, and it holds leading positions in the petrochemicals and gas distribution segments. With the acquisition of 51.4% of ISA’s shares, the company participates in energy transmission, the management of real-time systems (XM), and the Barranquilla - Cartagena coastal highway concession. At the international level, Ecopetrol has a stake in strategic basins in the American continent, with Drilling and Exploration operations in the United States (Permian basin and the Gulf of Mexico), Brazil, and Mexico, and, through ISA and its subsidiaries, Ecopetrol holds leading positions in the power transmission business in Brazil, Chile, Peru, and Bolivia, road concessions in Chile, and the telecommunications sector. This press release contains business prospect statements, operating and financial result estimates, and statements related to Ecopetrol's growth prospects. These are all projections and, as such, they are based solely on the expectations of the managers regarding the future of the company and their continued access to capital to finance the company's business plan. The realization of said estimates in the future depends on the behavior of market conditions, regulations, competition, and the performance of the Colombian economy and the industry, among other factors, and are consequently subject to change without prior notice.

For more information, please contact:

Head of Capital Markets

Carolina Tovar Aragón

Email: investors@ecopetrol.com.co

Head of Corporate Communications (Colombia)

Marcela Ulloa

Email: marcela.ulloa@ecopetrol.com.co